50 Main Street
White Plains, New York
10606

April 21, 2003

Dear Shareholder:

You are cordially invited to attend our Annual General Meeting of Shareholders, which will be held on Friday, May 30, 2003 at 10:00 a.m., New York City time, at the Sofitel Hotel, 45 West 44th Street, in New York City. You will find directions to the Sofitel Hotel on page 28 of the enclosed proxy statement.

The proxy statement contains important information about the Annual Meeting, the proposals we will consider and how you can vote your shares.

Your vote is very important to us. We encourage you to promptly complete, sign, date and return the enclosed proxy card, which contains instructions on how you would like your shares to be voted. You may also appoint your proxy by telephone or the Internet by following the instructions included with the proxy card. Please submit your proxy regardless of whether you will attend the Annual Meeting. This will help us ensure that your vote is represented at the Annual Meeting. You may revoke your proxy at any time prior to the Annual Meeting.

We believe it is important that you are aware of our commitment to sound corporate governance in principle and in practice. In light of the enactment of the Sarbanes-Oxley Act and the proposed new listing standards of the New York Stock Exchange, we have undertaken a thorough review of our corporate governance policies. In March 2003, we adopted corporate governance guidelines that formalize our corporate governance objectives, and we amended our code of ethics, which is applicable to all of our directors, officers and employees worldwide, to reflect new U.S. Securities and Exchange Commission (SEC) rules. We also revised all of the charters of our committees of the Board, granting the members of those committees additional authority and duties. We want to assure you that our Board and its committees take an active role in the oversight of Bunge and will continue to do so in the future. Finally, we would like to note that we have voluntarily complied with many new SEC and New York Stock Exchange proposed rules that are not required for foreign private issuers, such as quarterly CEO and CFO certifications of financial statements. We take our commitment to corporate governance seriously and hope that this commitment gives you confidence about your investment in Bunge.

We look forward to seeing you at the Annual Meeting.

Alberto Weisser
Chairman of the Board of Directors
and Chief Executive Officer

50 Main Street
White Plains, New York
10606

April 21, 2003

NOTICE OF
ANNUAL GENERAL MEETING OF SHAREHOLDERS

Bunge Limited's 2003 Annual General Meeting of Shareholders will be held on May 30, 2003 at 10:00 a.m., New York City time. The meeting will take place at the Sofitel Hotel, 45 West 44th Street, in New York City. At the Annual Meeting, we will discuss and you will vote on the following proposals:

•	the election of three Class II Directors to our Board of Directors to serve for a three-year term;
•	the appointment of Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2003 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditors' fees;
•	the approval of the terms of our Amended and Restated Equity Incentive Plan;
•	the approval of the extension of the term of our shareholder rights plan; and
•	such other matters as may properly come before the meeting or any adjournments or postponements thereof.

These matters are more fully described in the enclosed proxy statement. We will also present at the Annual Meeting the consolidated financial statements and independent auditors' report for the fiscal year ended December 31, 2002, copies of which can be found in our Annual Report that accompanies this Notice.

April 4, 2003 was the record date for determining which shareholders are entitled to notice of, and to vote at, the Annual Meeting and at any subsequent adjournments or postponements. The share register will not be closed between the record date and the date of the Annual Meeting. A list of shareholders entitled to vote at the Annual Meeting is available for inspection at our principal executive offices in White Plains, New York.

Please promptly complete, sign, date and return the enclosed proxy card in the accompanying pre-addressed envelope. You may also appoint your proxy by telephone or the Internet by following the instructions included with your proxy card. We must receive your proxy no later than 11:00 p.m., New York City time, on May 29, 2003. You may revoke your proxy at any time before the Annual Meeting by following the procedures described in the proxy statement.

You will be required to bring certain documents with you to be admitted to the Annual Meeting. Please read carefully the sections in the proxy statement on attending and voting at the Annual Meeting to ensure that you comply with these requirements.

By order of the Board of Directors.

James Macdonald
Secretary

BUNGE LIMITED
50 Main Street
White Plains, New York 10606

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS

These proxy materials are furnished in connection with the solicitation of proxies by the Board of Directors of Bunge Limited, a Bermuda company, for its Annual General Meeting of Shareholders to be held on May 30, 2003 at 10:00 a.m., New York City time, at the Sofitel Hotel, 45 West 44th Street, in New York City, and for any adjournments or postponements of the Annual Meeting. These proxy materials were first mailed to shareholders on or about April 21, 2003.

PURPOSE OF MEETING

As described in more detail in this proxy statement, we will vote on the following proposals at the Annual Meeting:

•	the election of three Class II Directors to our Board of Directors to serve for a three-year term;
•	the appointment of Deloitte & Touche LLP as our independent auditor for the year ending December 31, 2003 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditors' fees;
•	the approval of the terms of our Amended and Restated Equity Incentive Plan;
•	the approval of the extension of the term of our shareholder rights plan; and
•	such other matters as may properly come before the Annual Meeting.

ATTENDING AND VOTING AT THE ANNUAL MEETING

Mellon Investor Services LLC has been selected as our inspector of election. As part of their responsibilities, they are required to independently verify that you are a Bunge shareholder eligible to attend the Annual Meeting, and whether you may vote in person at the Annual Meeting. Therefore, it is very important that you follow the instructions below to gain entry to the Annual Meeting.

Check-in Procedure

Shareholders of Record.    If you are or will represent a shareholder of record (those shareholders whose names are listed in our share register), you should go to the "Shareholders of Record" check-in area at the Annual Meeting. The documents you will need to provide to be admitted to the Annual Meeting depend on whether you are a shareholder of record or you represent a shareholder of record.

•	Individuals. If you are a shareholder of record holding shares in your own name, you must bring to the Annual Meeting a form of government-issued identification (e.g., a passport). Trustees who are individuals and named as shareholders of record are in this category.
•	Individuals Representing a Shareholder of Record. If you attend on behalf of a shareholder of record, whether such shareholder is an individual, corporation, trust or partnership:
•	you must bring to the Annual Meeting a form of government-issued identification (e.g., a passport) AND
•	either:
•	you must bring to the Annual Meeting a letter from that shareholder of record authorizing you to attend the Annual Meeting on their behalf OR

•	WE MUST HAVE RECEIVED BY 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003 a duly executed proxy card from the shareholder of record appointing you as proxy.

Beneficial Owners.    If your shares are held by a bank or broker (often referred to as "holding in street name"), you should go to the "Beneficial Owners" check-in area at the Annual Meeting. Because you hold in street name, your name does not appear on our share register. The documents you will need to provide to be admitted to the Annual Meeting depend on whether you are a beneficial owner or you represent a beneficial owner.

•	Individuals. If you are a beneficial owner, you must bring to the Annual Meeting:
•	a form of government-issued identification (e.g., a passport) AND
•	either:
•	a legal proxy that you have obtained from your bank or broker OR
•	your most recent brokerage account statement or a recent letter from your bank or broker showing that you own Bunge shares.
•	Individuals Representing a Beneficial Owner. If you attend on behalf of a beneficial owner, you must bring to the Annual Meeting a letter from the beneficial owner authorizing you to represent its shares at the Annual Meeting AND the identification and documentation specified above for individuals.

Voting in Person at the Annual Meeting

Shareholders of Record.    Shareholders of record may vote their shares in person at the Annual Meeting by ballot. Each proposal has a separate ballot. You must properly complete, sign, date and return the ballots to the inspector of election at the Annual Meeting to vote in person. To receive ballots, you must bring with you the documents described below.

•	Individuals. You will receive ballots at the check-in table when you present your identification. If you have already returned your proxy card to us and do not want to change your votes, you do not need to complete the ballots. If you do complete and return the ballots to us, your proxy card will be automatically revoked.
•	Individuals Voting on Behalf of Another Individual. If you will vote on behalf of another individual who is a shareholder of record, WE MUST HAVE RECEIVED BY 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003 a duly executed proxy card from such individual shareholder of record appointing you as his or her proxy. If we have received the proxy card, you will receive ballots at the check-in table when you present your identification.
•	Individuals Voting on Behalf of a Legal Entity. If you represent a shareholder of record that is a legal entity, you may vote that legal entity's shares if it authorizes you to do so. The documents you must provide to receive the ballots depend on whether you are representing a corporation, trust, partnership or other legal entity.
•	If you represent a corporation, you must:
•	bring to the Annual Meeting a letter or other document from the corporation, on the corporation's letterhead and signed by an officer of the corporation, that authorizes you to vote its shares on its behalf OR
•	WE MUST HAVE RECEIVED BY 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003 a duly executed proxy card from the corporation appointing you as its proxy.

•	If you represent a trust, partnership or other legal entity, WE MUST HAVE RECEIVED BY 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003 a duly executed proxy card from the legal entity appointing you as its proxy. A letter or other document will not be sufficient for you to vote on behalf of a trust, partnership or other legal entity.

Beneficial Owners.    If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. Under Bermuda law, because your name does not appear on our share register, you will not be able to vote in person at the Annual Meeting unless you request a legal proxy from your bank or broker and bring it with you to the Annual Meeting.

•	Individuals. As an individual, the legal proxy will have your name on it. You must present the legal proxy at check-in to the inspector of election at the Annual Meeting to receive your ballots.
•	Individuals Voting on Behalf of a Beneficial Owner. Because the legal proxy will not have your name on it, to receive your ballots you must:
•	present the legal proxy at check-in to the inspector of election at the Annual Meeting AND
•	bring to the Annual Meeting a letter from the person or entity named on the legal proxy that authorizes you to vote its shares at the Annual Meeting.

APPOINTMENT OF PROXY

General

Shareholders of Record.    We encourage you to appoint a proxy to vote on your behalf by promptly submitting the enclosed proxy card, which is solicited by our Board of Directors and which, when properly completed, signed, dated and returned to us will ensure that your shares are voted as you direct. You may also appoint a proxy by telephone or the Internet. Please see "Appointment of Proxies by Telephone or the Internet" below for more information. We strongly encourage you to return your completed proxy to us regardless of whether you will attend the Annual Meeting to ensure that your vote is represented at the Annual Meeting.

PLEASE RETURN YOUR PROXY CARD TO US IN THE ACCOMPANYING ENVELOPE NO LATER THAN 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003. IF WE DO NOT RECEIVE YOUR PROXY CARD OR IF YOU HAVE NOT APPOINTED YOUR PROXY BY TELEPHONE OR THE INTERNET BY THIS TIME, YOUR PROXY WILL NOT BE VALID. IN THIS CASE, UNLESS YOU ATTEND THE ANNUAL MEETING, YOUR VOTE WILL NOT BE REPRESENTED.

The persons named in the proxy card have been designated as proxies by our Board of Directors. The designated proxies are our officers. They will vote as directed by the completed proxy card.

Shareholders of record may appoint another person to attend the Annual Meeting and vote on their behalf by crossing out the Board-designated proxies, inserting such other person's name on the proxy card and returning the duly executed proxy card to us. When the person you appoint as proxy arrives at the Annual Meeting, the inspector of election will verify such person's authorization to vote on your behalf by reference to your proxy card. If you decide to appoint a proxy by telephone, you may only appoint the designated proxies. If you would like to appoint another person as proxy, you must do so either by using the proxy card, as described above, or on the Internet website by inserting their name in the appropriate space.

If you wish to change your vote, you may do so by revoking your proxy before the Annual Meeting. Please see "Revocation of Proxy" below for more information.

Beneficial Owners.    If you hold your shares in street name, these proxy materials are being forwarded to you by your bank, broker or their appointed agent. You should also have received a voter instruction card instead of a proxy card. Your bank or broker will vote your shares as you instruct on the voter instruction card. We strongly encourage you to promptly complete and return your voter instruction card to your bank or broker in accordance with their instructions so that your shares are voted. As described above, you may also request a legal proxy from your bank or broker to vote in person at the Annual Meeting.

Appointment of Proxies by Telephone or the Internet

If you are a shareholder of record, you may appoint your proxy by telephone, or electronically through the Internet, by following the instructions on your proxy card. If you appoint your proxy by telephone, you may only appoint the designated proxies. If you are a beneficial owner, please check your voter instruction card or contact your bank or broker to determine whether you will be able to inform your bank or broker by telephone or the Internet how to vote on your behalf.

IF YOU APPOINT YOUR PROXY BY TELEPHONE OR THE INTERNET, WE MUST RECEIVE YOUR APPOINTMENT NO LATER THAN 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003.

Voting by the Designated Proxies

The persons who are the designated proxies will vote as you direct in your proxy card or voter instruction card. Please note that proxy cards returned without voting directions, and without specifying a proxy to attend the Annual Meeting and vote on your behalf, will be voted by the proxies designated by our Board in accordance with the recommendations of our Board. Our Board of Directors recommends:

•	a vote FOR each of the three nominees for Class II Director to serve for a three-year term (Proposals 1-3);
•	a vote FOR the appointment of Deloitte & Touche LLP as Bunge's independent auditor for its fiscal year ending December 31, 2003 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditors' fees (Proposal 4);
•	a vote FOR the terms of our Amended and Restated Equity Incentive Plan (Proposal 5); and
•	a vote FOR the extension of the term of our shareholder rights plan (Proposal 6).

If any other matter properly comes before the Annual Meeting, your proxies will vote on that matter in their discretion.

Revocation of Proxy

You may revoke or change your proxy before the Annual Meeting by:

•	sending us a written notice of revocation prior to the Annual Meeting;
•	using the telephone or the Internet to change your proxy, including instructions to the designated proxies to "abstain" from voting on a proposal;
•	attending the Annual Meeting and voting in person; OR
•	ensuring that we receive from you PRIOR TO 11:00 P.M., NEW YORK CITY TIME, ON MAY 29, 2003 a new proxy card with a later date.

Please send any written notice of revocation to the attention of Susanna K. Ter-Jung, Assistant Secretary, Bunge Limited, 50 Main Street, White Plains, New York 10606 or by facsimile to 914-684-3497.

APPROVAL OF PROPOSALS AND SOLICITATION

Each shareholder who owned our common shares on April 4, 2003, the record date for the determination of shareholders entitled to vote at the Annual Meeting, is entitled to one vote for each common share. On April 4, 2003, we had 99,609,117 common shares outstanding that were held by approximately 8,500 beneficial holders.

Quorum

Under our bye-laws, the quorum required for a general meeting of shareholders is two or more persons present in person at the start of the meeting and representing in person or by proxy more than one-half of the paid-up share capital entitled to vote. Holders of our common shares are the only shareholders entitled to vote at the Annual Meeting. Shares represented by proxies that are marked "abstain" will be counted as shares present for purposes of determining the presence of a quorum. Proxies relating to "street name" shares that are voted by brokers on some (but not all) matters before the Annual Meeting will be treated as shares present for purposes of determining the presence of a quorum.

If the persons present or represented by proxies at the Annual Meeting constitute the holders of one-half or less of the paid-up share capital entitled to vote as of the record date, we will adjourn the Annual Meeting to a later date to obtain a quorum.

Approval of Proposals

For Proposals 1 through 5 and any other proposal that properly comes before the Annual Meeting, the affirmative vote of at least a majority of the votes cast on such proposal is required. For Proposal 6, the affirmative vote of at least 66% of the votes cast on the proposal is required. An abstention will not be counted as a vote cast. A broker non-vote will also not be counted as a vote cast. A broker non-vote occurs when the broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power to vote on that proposal and has not received voting instructions from the beneficial owner.

All votes will be tabulated by Mellon, the proxy tabulator and inspector of election appointed for the Annual Meeting. Mellon will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Solicitation of Proxies

We will bear the cost of the solicitation of proxies, including the preparation, printing and mailing of this proxy statement and the proxy card. We will furnish copies of these proxy materials to banks, brokers, fiduciaries and custodians holding shares in their names on behalf of beneficial owners so that they may forward these proxy materials to our beneficial owners.

We have retained Mellon Investor Services LLC to act as a proxy solicitor for the Annual Meeting. Under the terms of an agreement dated March 21, 2003, we have agreed to pay $7,500, plus reasonable out of pocket expenses, for Mellon's proxy services. In addition, we may supplement the original solicitation of proxies by mail with solicitation by telephone, telegram and other means by our directors, officers and/or employees. We will not pay any additional compensation to these individuals for any such services.

PROPOSALS 1 - 3
ELECTION OF DIRECTORS

General

Our Board of Directors consists of eleven directors and is divided into three classes that are, as nearly as possible, of equal size. Each class of directors is elected for a three-year term of office, and the terms are staggered so that the term of only one class of directors expires at each annual general meeting. Messrs. Coppinger, Braun Saint and Weisser are Class II directors, and their term expires in 2003. Messrs. Born, Caraballo, de La Tour d'Auvergne Lauraguais and Engels are Class I directors, and their term expires in 2004. Messrs. Bachrach, Boilini, Bulkin and Hatfield are Class III directors, and their term expires in 2005.

Election of Class II Directors

Class II directors will be elected at this Annual Meeting and will serve a term that expires at our 2006 annual general meeting. Each of Messrs. Coppinger, Braun Saint and Weisser has been nominated to continue to serve as a Class II director.

The following table lists the current members of our Board of Directors in the order in which their terms expire, beginning with the nominees for Class II directors who currently serve on our Board:

Director	Positions with Bunge	Class
Alberto Weisser	Chairman of the Board of Directors and Chief Executive Officer	Class II
Francis Coppinger	Director	Class II
Carlos Braun Saint	Director	Class II
Jorge Born, Jr.	Deputy Chairman of the Board of Directors	Class I
Octavio Caraballo	Director	Class I
Bernard de La Tour d'Auvergne Lauraguais	Director	Class I
William Engels	Director	Class I
Ernest G. Bachrach	Director	Class III
Enrique H. Boilini	Director	Class III
Michael H. Bulkin	Director	Class III
Paul H. Hatfield	Director	Class III

The following paragraphs set forth information about the business experience and education of the nominees and our directors. The nominees for election at the Annual Meeting are listed first.

Nominees

Francis Coppinger has been a member of our Board of Directors since 2001. He is also a director of Mutual Investment Limited, our former parent company prior to our initial public offering in August 2001. He is Chief Executive Officer of Publicité Internationale Intermedia Plc (PII), a joint-venture he established with the Michelin Group in December 1992. Based in Brussels, PII coordinates the media activities of the Michelin Group in Europe. Prior to his career with PII, Mr. Coppinger held a number of senior executive positions, including General Manager and Chairman, with Intermedia, a media buying agency based in Paris. He is a member of the board of directors of Intermedia. He holds a Bachelors degree in Economics from the University of Paris and attended the Institut d'Etudes Politiques de Paris.

Carlos Braun Saint has been a member of our Board of Directors since 2001. He is also a director of Mutual Investment Limited. Mr. Braun Saint is a Vice President and director of Agroexpress S.A., an agribusiness company in Argentina, a position he has held since January 2001. Mr. Braun Saint is also employed by Bellamar Estancias S.A., another Argentine agribusiness company, where he has worked since February 1999 and served on the board of directors since November 2002. Prior to that, he worked for the Private Banking division of Banco Bilbao Vizcaya Argentaria for two years. Prior to that, Mr. Braun Saint attended Belgrano University in Argentina for four years.

Alberto Weisser is the Chairman of our Board of Directors and our Chief Executive Officer. Mr. Weisser has been with Bunge since July 1993. He has been a member of our Board of Directors since 1995, was appointed our Chief Executive Officer in January 1999 and became Chairman of the Board of Directors in July 1999. Prior to that, Mr. Weisser held the position of Chief Financial Officer. Prior to joining Bunge, Mr. Weisser worked for the BASF Group in various finance-related positions for 15 years. Mr. Weisser is also a member of the board of directors of Ferro Corporation and a member of the North American Agribusiness Advisory Board of Rabobank. Mr. Weisser has a bachelor's degree in Business Administration from the University of São Paulo, Brazil and has participated in several post-graduate programs at Harvard Business School. He also attended INSEAD's Management Development Program in France.

Class I Directors with Terms Expiring in 2004

Jorge Born, Jr. has been a member of our Board of Directors and our Deputy Chairman since 2001. He is also a director and Deputy Chairman of the board of directors of Mutual Investment Limited. Mr. Born is President and Chief Executive Officer of Bomagra S.A., a privately held company involved in the real estate, technology and communications equipment, hotel construction and management, farming and waste management industries in Argentina. He is also President of Hoteles Australes S.A., a joint venture with Accor S.A. of France, involved in the development, construction and management of hotels in Argentina and Uruguay. Mr. Born also serves on the Advisory Board of Hochschild Mining S.A., a South American mining conglomerate. Prior to joining Bomagra in 1997, Mr. Born spent all of his professional life working for Bunge in various capacities in the commodities trading, oilseed processing and food products areas in Argentina, Brazil, the United States and Europe. He also served as head of Bunge's European operations from 1992 to 1997. Mr. Born has a B.S. in Economics from the Wharton School of the University of Pennsylvania and is a member of Wharton's Latin American Executive Board and the Board of Governors of Wharton's Lauder Institute.

Octavio Caraballo has been a member of our Board of Directors since 2001. He is also a director of Mutual Investment Limited and has served as Chairman of the Board and President of Mutual Investment Limited. Mr. Caraballo is President of Las Lilas S.A., an Argentine company. Mr. Caraballo joined Bunge in 1967, serving in various divisions over the course of his career, including as head of the Bunge group's paints, chemicals and mining division. Prior to joining Bunge, he worked for several financial institutions in Europe. Mr. Caraballo received a Business Administration degree from Babson College and is a member of the Board of Trustees of Babson College.

Bernard de La Tour d'Auvergne Lauraguais has been a member of our Board of Directors since 2001. He is also the Chairman of the board of directors of Mutual Investment Limited. Mr. de La Tour d'Auvergne Lauraguais joined Bunge in 1970 and held various senior executive positions in Argentina, Brazil and Europe in the agribusiness and food products divisions until his retirement in 1994. Mr. de La Tour d'Auvergne Lauraguais has a degree in Civil Engineering from the Federal Polytechnic School of the University of Lausanne, Switzerland and an M.B.A. from the Wharton School of the University of Pennsylvania.

William Engels has been a member of our Board of Directors since 2001. He is also a director of Mutual Investment Limited. He has been head of mergers and acquisitions at Quinsa, a Luxembourg-based holding company listed on the New York Stock Exchange, since September 2002. Mr. Engels also served as Quinsas' Group Controller and as Manager of Corporate Finance, beginning in 1992. Prior to that, Mr. Engels served as Vice President at Citibank, N.A. in London, responsible for European sales of Latin American investment products. Mr. Engels holds a B.S. from Babson College, an M.A. from the University of Pennsylvania and an M.B.A. from the Wharton School of the University of Pennsylvania.

Class III Directors with Terms Expiring in 2005

Ernest G. Bachrach has been a member of our Board of Directors since 2001. Mr. Bachrach has been the Chief Executive Officer for Latin America and, since 1999, has been a member of the Executive Committee of Advent International Corporation, a private equity firm. He has been with Advent since 1990. Prior to joining Advent, Mr. Bachrach worked as Senior Partner, European Investments, for Morningside Group, a private investment group. Mr. Bachrach also serves as a member of the boards of CardSystem Upsi S.A., Aeroplazas S.A. de C.V., Consultoria Internacional S.A. de C.V., Arabela Holding S.A. de C.V., Farmacologia Argentina de Avanzada, Atgal Investments Corporation and Fort Demider S.A. He is also the President of Universal Assistance S.A. and of GESA S.A. de C.V. He has a B.S. in Chemical Engineering from Lehigh University and an M.B.A. from Harvard Graduate School of Business Administration.

Enrique H. Boilini has been a member of our Board of Directors since 2001. Mr. Boilini has been a Managing Member at Yellow Jersey Capital, LLC, an investment management company based in Greenwich, Connecticut, since September 2002. Prior to setting up Yellow Jersey Capital, Mr. Boilini was a Managing Member of Farallon Capital Management, LLC and Farallon Partners, LLC, two investment management companies, since October 1996. Mr. Boilini joined Farallon in March 1995 as a Managing Director. Prior to that, Mr. Boilini worked at Metallgessellschaft Corporation, where he was the head trader of emerging market debt and equity securities since 1991. From 1989 to 1991, he was a Vice President at The First Boston Corporation, where he was responsible for that company's activities in Argentina. Prior to his tenure at First Boston, he worked for Manufacturers Hanover Trust Company. Mr. Boilini also serves as a member of the boards of Alpargatas SAIC and Copernico Argentina Fund Grand Cayman and is an observer to the board of Maxcom Telecomunicaciones SA de CV. Mr. Boilini received an M.B.A. from Columbia Business School in 1988 and a Civil Engineering degree from the University of Buenos Aires School of Engineering.

Michael H. Bulkin has been a member of our Board of Directors since 2001. Mr. Bulkin is a private investor. He retired as a Director of McKinsey & Company in 1993 after 30 years of service in which he served as a board member and in a variety of senior positions, most recently as head of McKinsey's New York and Northeast offices. Mr. Bulkin also serves as a member of the boards of Ferro Corporation, American Bridge Company and Specified Technologies Inc. He holds a Bachelor of Engineering Science degree from Pratt Institute, and a Master of Industrial Administration from Yale University.

Paul H. Hatfield has been a member of our Board of Directors since 2002. He is also the Principal of Hatfield Capital Group, a private equity investment firm that he created in 1997. From 1995 to 1997, Mr. Hatfield was the Chairman and Chief Executive Officer of Petrolite Corporation, a chemical company. Before joining Petrolite, Mr. Hatfield spent over 35 years at the Ralston Purina Company in a variety of management positions. Mr. Hatfield also serves as a member of the board of directors of the Boyce Thompson Institute at Cornell University, Solutia, Inc., Maritz, Inc. and PENFORD Corporation. In addition, Mr. Hatfield has been a member of the Advisory Board of the Institute of International Business at St. Louis University since 1985. Mr. Hatfield has a Bachelor of Science in Agricultural Economics and a Master of Science in Economics and Marketing, both received from Kansas State University.

Board of Directors' Meetings and Committees

Our Board of Directors met 14 times in 2002. Each director attended at least 75% of the meetings of the Board and of the respective committees on which he serves.

Our bye-laws give our Board of Directors the authority to delegate its powers to committees appointed by the Board. All of our committees are composed solely of directors. Our committees are required to conduct meetings and take action in accordance with the directions of the Board, the provisions of our bye-laws and the terms of the respective committee charters. We have five standing committees: the audit committee, the compensation committee, the nominations committee, the finance and risk management committee and the corporate governance committee. Our committee charters were amended in March 2003 to reflect proposed New York Stock Exchange rules and other legal requirements. Copies of our committee charters, corporate governance guidelines and code of ethics are available on our website and from us upon request.

Audit Committee.    Our audit committee is responsible for making recommendations to the Board and our shareholders about the selection of independent auditors, reviewing the scope of the audit and other services provided by our independent auditors and monitoring our internal controls. The audit committee met nine times in 2002. Please see the Audit Committee Report in this proxy statement for information about our 2002 fiscal year audit. The members of our audit committee are Messrs. Bachrach, Boilini, Coppinger, de La Tour d'Auvergne Lauraguais and Braun Saint. Subject to the results of the election of directors, as of the Annual Meeting, our audit committee members will be Messrs. Boilini, de la Tour d'Auvergne Lauraguais, Engels and Braun Saint.

Compensation Committee.    Our compensation committee reviews and approves the compensation and benefits for our executive officers and other key executives, makes recommendations to the Board regarding compensation matters and is responsible for awarding equity-based compensation to our executive officers and other employees under our employee equity incentive plan. The committee also has the discretion to interpret the terms of the plan, to make recommendations to the Board about amendments to the plan and to take all other actions necessary to administer the plan. The compensation committee met four times in 2002. Please see the Compensation Committee Report in this proxy statement for information about our compensation policies. The members of our compensation committee are Messrs. Bachrach, Bulkin, Coppinger and Hatfield. Subject to the results of the election of directors, as of the Annual Meeting, our compensation committee members will be Messrs. Bachrach, Bulkin, Caraballo, Coppinger and Hatfield.

Nominations Committee.    Our nominations committee considers and makes recommendations to the Board concerning the proposal of candidates for election as directors. The nominations committee met four times in 2002. The members of our nominations committee are Messrs. Born, Bulkin and Caraballo. Subject to the results of the election of directors, as of the Annual Meeting, our nominations committee members will be Messrs. Bachrach, Bulkin, Coppinger and Braun Saint.

Finance and Risk Management Committee.    Our finance and risk management committee is responsible for reviewing and updating our risk management policies and risk limits on a periodic basis and advising the Board on financial and risk management practices. The finance and risk management committee met five times in 2002. The members of our finance and risk management committee are Messrs. Boilini, Born, de La Tour d'Auvergne Lauraguais and Engels.

Corporate Governance Committee.    Our corporate governance committee is responsible for monitoring significant developments in the law and practice of corporate governance and the duties and responsibilities of directors of public companies, leading the Board in its annual performance evaluation and developing, recommending and administering our corporate governance guidelines and code of ethics. We formed our corporate governance committee in March 2003. The members of our corporate governance committee are Messrs. Born, Caraballo, Coppinger, Engels and Hatfield.

Corporate Governance Guidelines and Code of Ethics

In March 2003, we adopted corporate governance guidelines to reflect proposed New York Stock Exchange rules and other legal requirements associated with corporate governance. Our corporate governance guidelines set forth our corporate governance objectives and policies.

We also amended our code of ethics in March 2003 to reflect SEC rules and proposed New York Stock Exchange rules. Our code of ethics applies to our directors, officers and employees worldwide, including our senior financial officers.

Compensation of Directors and Executive Officers

The aggregate amount of cash compensation that we paid to our directors and executive officers as a group (18 persons) for services in all capacities in 2002 was approximately $9.7 million. Part of this amount was in the form of performance-related bonuses paid to our executive officers, based on the achievement of company and individual strategic and financial objectives. The aggregate number of stock options granted to our directors and executive officers as a group (18 persons) for services in all capacities in 2002 was 381,000, of which 81,000 have vested or will vest within 60 days of March 15, 2003. The options granted in 2002 have an average exercise price of $21.61 and an average exercise period of ten years from the date of the grant. The aggregate number of restricted stock awards granted to our executive officers (7 persons) for services in all capacities in 2002 was 101,000, none of which have vested or will vest within 60 days of March 15, 2003. The aggregate amount that we set aside or accrued in 2002 to provide pension, retirement or similar benefits for our executive officers was approximately $214,000.

The remuneration of our directors is determined by our Board of Directors, and there is no requirement that a specified number or percentage of "independent" directors must approve any such determination. Our compensation committee, which is comprised of independent directors, is responsible for making recommendations to the Board on directors' compensation. Non-employee directors are also compensated with stock options under our non-employee directors' equity incentive plan. Directors who serve on a committee receive additional compensation. We also reimburse directors for reasonable expenses incurred in attending Board meetings, meetings of Board committees and our annual meetings. None of our directors have service agreements with us or our subsidiaries providing for benefits upon termination of employment.

Please see "Equity Incentive Plans" for a description of the equity incentive plans under which options and restricted share and other awards are granted to our directors and executive officers. In addition, we encourage you to read the Compensation Committee's Report in this proxy statement, which discusses our compensation philosophy and how we make executive compensation decisions.

Share Ownership of Directors and Executive Officers

The following table sets forth information regarding the beneficial ownership of our common shares by each member of our Board of Directors and executive officers as of March 15, 2003. As of December 31, 2002, the average exercise price of all options granted to our directors and executive officers was $18.26 and the average exercise period of such options was ten years from the date of the grant.

	Shares Beneficially Owned
Name of Beneficial Owner	Number (1)	Percentage
Alberto Weisser	282,520	*
Jorge Born, Jr.	23,400	*
Ernest G. Bachrach	23,400	*
Enrique H. Boilini	23,400	*
Michael H. Bulkin	23,400	*
Octavio Caraballo(2)	295,361	*
Francis Coppinger(3)	741,042	*
Bernard de La Tour d'Auvergne Lauraguais(4)	223,324	*
William Engels	7,200	*
Paul H. Hatfield	16,200	*
Carlos Braun Saint	23,400	*
Mario A. Barbosa Neto	97,285	*
Andrew J. Burke	0	*
Archibald Gwathmey	41,966	*
João Fernando Kfouri	13,334	*
Flavio Sá Carvalho	79,626	*
William M. Wells	63,040	*

*	Less than 1%
(1)	Common share amounts include stock options or restricted stock awards that have vested or will vest within 60 days of March 15, 2003.
(2)	Includes 267,497 common shares held directly, 23,400 vested stock options, and 4,464 common shares held by his wife, as to which he disclaims beneficial ownership.
(3)	Includes 23,400 vested stock options, 2,563 common shares held by his wife and 715,079 common shares held by a company owned by his wife. Mr. Coppinger shares voting and investment power with his wife over these securities.
(4)	Includes 199,921 common shares held directly, 23,400 vested stock options and three common shares held by his wife, as to which he disclaims beneficial ownership.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends that you vote FOR the election of each of Messrs. Coppinger, Braun Saint and Weisser to our Board of Directors for a term ending at our 2006 annual general meeting.

PROPOSAL 4
APPOINTMENT OF INDEPENDENT AUDITOR

General

Our Board of Directors has recommended and asks that you appoint Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2003 and authorize the Board of Directors, acting through the audit committee, to determine the independent auditors' fees. According to Bermuda law, an auditor is appointed for a one-year term beginning at the annual general meeting at which it is appointed and continuing until the close of the next annual general meeting.

The affirmative vote of a majority of the votes cast on the proposal is required to make such appointment. If you do not appoint Deloitte & Touche LLP, the Board of Directors will reconsider its selection of Deloitte & Touche LLP and make a new proposal for independent auditor.

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte & Touche") have audited our annual financial statements since our 1996 fiscal year. In addition, Deloitte & Touche reviews our interim financial statements.

Representatives of Deloitte & Touche are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. We also expect that they will be available to respond to questions.

Fees

The chart below sets forth the total amount billed to us by Deloitte & Touche for services performed in 2002 and 2001 and breaks down these amounts by the category of service:

	2002	2001
Audit Fees	$4,927,000	$3,138,000
Audit-Related Fees	$6,035,000	$120,000
Tax Fees	$1,125,000	$591,000
All Other Fees	$558,000	$109,000
Total	$12,645,000	$3,958,000

Audit Fees

Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

Audit-related fees in 2002 were for acquisition-related due diligence services and audit work, employee benefit plan audits and accounting consultations. In 2001, these fees related to employee benefit plan audits and accounting consultations. A substantial portion of the increase in audit-related fees in 2002 from 2001 was due to acquisition-related due diligence services and audit work performed in connection with our October 2002 acquisition of Cereol S.A.

Tax Fees

Tax fees in 2002 and 2001 related to services for tax compliance, tax planning and tax advice.

All Other Fees

The remaining fees paid to Deloitte & Touche in 2002 related to consulting services and internal audit services. In 2001, these fees related to internal audit services. In 2002, these fees included $88,000 billed by Deloitte Consulting.

In making its recommendation to appoint Deloitte & Touche LLP as our independent auditor for the fiscal year ending December 31, 2003, the audit committee has considered whether the services provided by Deloitte & Touche are compatible with maintaining the independence of Deloitte & Touche and has determined that such services do not interfere with Deloitte & Touche's independence.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends that you vote FOR the appointment of Deloitte & Touche LLP to serve as our independent auditor for the fiscal year ending December 31, 2003 and the authorization of the Board of Directors, acting through the audit committee, to determine the independent auditors' fees.

PROPOSAL 5
APPROVAL OF AMENDED AND RESTATED
EQUITY INCENTIVE PLAN

Our Board of Directors has recommended and asks that you approve the terms of our Amended and Restated Equity Incentive Plan. The Board of Directors has approved the amendment of the plan, subject to shareholder approval. The following is a general description of the plan and a summary of the proposed changes. A copy of the proposed Amended and Restated Equity Incentive Plan is available for your review on our website at www.bunge.com.

Employee Equity Incentive Plan

Awards

The purpose of our employee equity incentive plan is to attract, retain and motivate our officers, employees, consultants and independent contractors, to link compensation to the overall performance of the company, to promote cooperation among our diverse areas of business and to create an ownership interest in the company aligned with the interests of our shareholders. The plan was approved in April 2001 by Mutual Investment Limited, our sole shareholder prior to our initial public offering, and amended in May 2002 to permit grants to independent contractors and consultants.

Currently, up to 5% of our issued and outstanding common shares may be issued pursuant to awards under the plan. Under the plan, the compensation committee of our Board may award equity-based compensation to our officers, employees, independent contractors or consultants who make or are anticipated to make significant contributions to the company. Awards under the plan may be in the form of qualified stock options (also referred to as "incentive stock options") or nonqualified stock options, restricted stock awards, performance-based restricted stock awards or other awards that are based on the value of our common shares. The specific terms of each award made under the plan, including how such award will vest, are described in individual award agreements.

Administration of the Plan

Our compensation committee administers the plan. The compensation committee has the discretion to determine who will receive awards under the plan as well as the terms of each individual award. The compensation committee also has the discretion to interpret the terms of the plan and any corresponding award agreement, to amend the policies and procedures relating to the plan and to take all other actions necessary to administer the plan. Our Board of Directors has the authority to amend the plan, except in certain instances when shareholder approval is required.

Options; Restricted Shares; Performance-Based Restricted Shares

Vested stock options granted under the plan will be exercisable for our common shares. The vesting period is set forth in the individual award agreements. The exercise price per share will generally be the fair market value of a share, determined in accordance with the plan, on the date the stock option is granted. When our relationship with a participant terminates, such participant will have a limited period of time to exercise any vested stock options he or she then holds. The period varies according to the reasons for termination.

Restricted shares are shares awarded to a participant subject to restrictions, such as vesting restrictions or performance-based restrictions. Until the restrictions lapse, the participant holding a restricted stock award risks forfeiture of the grant, and he or she cannot receive or transfer the shares. Performance-based restricted shares are shares awarded to a participant subject to the attainment of performance goals over a period of time that the compensation committee determines. As of December 31, 2002, we had outstanding stock options, restricted stock awards and performance-based restricted stock awards representing the right to acquire an aggregate of 3,058,472 shares, 74,500 shares and 459,724 shares, respectively, under the plan.

In addition to stock options and restricted stock awards, the plan permits other types of equity-based awards to be granted to eligible participants. However, we have not yet made any awards other than those described above.

Non-Transferability of Awards; Adjustments upon Merger or Change of Control

Some restrictions apply to awards made under the plan. Awards are not transferable by the participants except in very limited circumstances and any shares received in connection with an award made under the plan may be subject to trading restrictions. Also, the compensation committee has the right to modify the terms of the plan and any award granted under the plan if we engage in a merger, amalgamation, consolidation or similar corporate event.

Proposed Amendments to the Employee Equity Incentive Plan

We propose to increase the number of shares available for issuance under the plan by an additional 5% of our issued and outstanding shares to ensure that we have a sufficient number of shares available for the awards we project to make in 2004 and the following few years. We believe that the ability to make periodic awards under the plan is an essential part of our compensation program. In addition to providing our key personnel with an earnings and retention incentive, these awards align the interests of our key executives and employees with the interests of our shareholders. The proposed increase is necessary for us to continue to make periodic awards consistent with our compensation philosophy.

We also propose to amend the plan to permit the value of some awards to be deferred under the deferred compensation plans that we offer to eligible executives. If a participant makes a deferral election, the participant will receive a cash settlement of the amount deferred and the shares underlying the subject award will become available again for new awards under the employee equity incentive plan.

Certain U.S. Federal Income Tax Consequences of Awards

The following general summary of certain U.S. federal income tax consequences to optionees and us, based on the law as currently in effect, does not purport to cover federal employment tax or other federal tax aspects of the employee equity incentive plan. Moreover, the following summary does not discuss possible foreign, state, local, estate or other tax consequences.

Incentive Stock Options

An optionee to whom an incentive stock option is granted will generally not recognize income at the time of grant or exercise of such incentive stock option. No federal income tax deduction will be allowable to us upon the grant or exercise of such incentive stock option. However, upon the exercise of an incentive stock option, any excess of the fair market price of the common shares at the time of exercise over the exercise price constitutes a tax preference item which may have alternative minimum tax consequences for the optionee. Any alternative minimum tax attributable to the exercise of an incentive stock option may be applied as a credit against the optionee's regular tax liability in subsequent years, subject to certain limitations. If the employee sells such shares more than one year after the date of transfer of such shares and more than two years after the date of grant of the incentive stock option, the optionee will normally recognize a long-term capital gain or loss equal to the difference, if any, between the sale prices of such shares and the aggregate exercise price. If the optionee does not hold such shares for the required period, when the optionee sells such shares, the optionee will generally recognize ordinary compensation income and possibly capital gain or loss in such amounts as are prescribed by the Code and the regulations thereunder and we will generally be entitled to a federal income tax deduction in the amount of such ordinary compensation income that the optionee recognizes.

Nonqualified Stock Options

An optionee to whom a nonqualified stock option is granted will not recognize income at the time of grant of such option. When the optionee exercises the nonqualified stock option, the optionee will recognize ordinary compensation income equal to the difference, if any, between the exercise price paid and the fair market value, as of the date of option exercise, of the shares the optionee receives. The tax basis of such shares to such optionee will be equal to the exercise price paid plus the amount includible in the optionee's gross income, and the optionee's holding period for such shares will commence on the date on which the optionee recognizes taxable income in respect of such shares. Subject to the applicable provisions of the Code and regulations thereunder, we will generally be entitled to a federal income tax deduction in respect of a nonqualified stock option in an amount equal to the ordinary compensation income recognized by the optionee.

Restricted Shares

The federal income tax consequences of awards of restricted shares are generally governed by Section 83 of the Code. Generally, a participant will not be taxed on an award of restricted shares until the award vests, unless the participant makes an election under Section 83(b) of the Code to be subject to taxation upon grant, rather than upon vesting. A Section 83(b) election must be made no later than 30 days following the date of grant. If an election is made, the participant will be subject to taxation on the fair market value of the shares on the date of grant. If a participant does not make a Section 83(b) election, the participant will be subject to taxation based on the full fair market value of the shares included in the award, plus any cash distributed in lieu of fractional shares, at the time of vesting. The amount recognized as income by a participant, whether in connection with a Section 83(b) election or at the time of vesting, will be subject to ordinary income tax at the rates in effect at the time and will also be subject to all applicable employment tax withholdings. A participant will have a tax basis in shares equal to the fair market value of the shares on the date first taxed (the date of grant, if a Section 83(b) election was made; otherwise, the date of vesting). Any gain or loss recognized by a participant will be either long term or short term, depending on the participant's holding period for the shares at the time of disposition.

New Plan Benefits

As of the date of this proxy statement, we cannot determine the future benefits or amounts that will be received by any employees or consultants.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends that you vote FOR the terms of our Amended and Restated Equity Incentive Plan.

PROPOSAL 6
APPROVAL OF THE EXTENSION OF THE TERM
OF OUR SHAREHOLDER RIGHTS PLAN

We have a shareholder rights plan that will expire on August 1, 2004 unless an extension of its term is approved. Our Board has recommended, and asks that you approve, the extension of the term of the rights plan until August 1, 2007. Our Board has also recommended that the rights plan be amended so that any future extensions of its term can be submitted to a shareholder vote at any annual general meeting or special general meeting convened prior to its scheduled expiration. Our Board has approved these changes, subject to shareholder approval. Our Board's reasons for recommending that you approve the extension of the rights plan are described below.

To approve the extension, the affirmative vote of at least 66% of the votes cast on the proposal must be received. A general description of the rights plan is set forth below. A copy of the rights plan, as amended to provide for the changes described above, is available for your review on our website at www.bunge.com.

Introduction

The rights plan was first adopted in August 2001 and is designed to guard against inadequate or coercive takeovers and other abusive tactics that do not provide fair value to all shareholders. The rights plan protects all shareholders by preventing bids that fail to treat all shareholders equally and other acquisition tactics that our Board believes to be unfair to shareholders and that could be used to deprive shareholders of a fair price for all of their shares. The rights plan will not prevent takeovers, but is designed to deter coercive takeover tactics and to encourage anyone attempting to acquire Bunge to first negotiate with our Board. Accordingly, the rights plan helps preserve and maximize Bunge's value for all shareholders.

Each of our outstanding common shares has one right attached to it. The rights generally become exercisable if a person or group acquires 20% or more of our outstanding common shares or announces its intent to commence a tender or exchange offer which, when complete, would result in their owning 20% or more of our outstanding common shares.

When exercisable, the rights generally entitle all holders other than the acquiring person to buy units at the exercise price (currently $29.02, subject to amendment by our Board) with a value of twice the exercise price. Units are essentially equal to common shares with respect to voting and dividend rights. For example, if our stock price was $26 when the rights became exercisable, each right would permit its holder to purchase for $29.02 units worth $58.04, thereby giving the holder the equivalent of 2.2 common shares. As a result, the exercise of the rights would substantially dilute the acquiring persons' ownership unless the acquiring person negotiated with our Board, which has the power to redeem the rights. For example, if we had 100 million shares outstanding and an acquiring person purchased 20 million shares, assuming all other shareholders exercised their rights, there would be 276 million shares outstanding, of which the acquiring person would only own 7%.

Summary of the Shareholder Rights Plan

One right is attached to each outstanding common share. Rights issued under the rights plan, when exercisable, entitle their holder to buy units consisting of one one-thousandth of a Series A Preference Share of Bunge. Our Board has the right to amend the exercise price, which is currently set at $29.02. Each unit is essentially equivalent to one Bunge common share with respect to voting and dividend rights and, in addition, has certain minimum preferences regarding dividends and liquidation.

The rights will only become exercisable upon the earlier to occur of the following (which we refer to as the distribution date):

•	ten days after a public announcement that a person or group (other than Bunge, its subsidiaries or their respective employee benefit plans) has acquired, obtained the right to acquire or otherwise obtained beneficial ownership of 20% or more of our outstanding common shares (which we refer to as an acquiring person); and

•	ten business days (or any later date determined by our Board prior to any person or group becoming an acquiring person) after a person or group begins, or announces its intent to begin, a tender or exchange offer that would result in such person or group becoming an acquiring person.

Prior to the distribution date, the rights are transferred with, and evidenced by, the common shares to which they are attached. After the distribution date, separate certificates evidencing the rights will be mailed to the holders of common shares as of the distribution date. From and after the distribution date, the separate certificates alone will represent the rights.

If:

•	we are the surviving or continuing company in a merger or amalgamation with an acquiring person and our common shares remain outstanding,
•	any person or group becomes an acquiring person,
•	an acquiring person engages in one or more "self-dealing" transactions (as defined in the rights plan), or
•	after a person or group becomes an acquiring person, an event occurs that causes an acquiring person's ownership interest to increase by more than 1% (e.g., a reverse stock split),

then, each holder of a right, other than the acquiring person, will have the right to receive, on exercise, Series A Preference Shares (or, in certain circumstances, cash, property or other Bunge securities) having a value equal to two times the exercise price of the right. However, after any of the above events, any rights owned by the acquiring person will be null and void.

If, at any time following the tenth day after a person or group becomes an acquiring person:

•	we are acquired in a merger or amalgamation or other business combination transaction and we are not the surviving or continuing company (other than a merger or amalgamation described in the immediately preceding paragraph),
•	any person consolidates, amalgamates or merges with us and all or part of our common shares are converted or exchanged for securities, cash or property of any other person, or
•	50% or more of our assets or earning power is sold or transferred,

then, each holder of a right, other than the acquiring person, shall have the right to receive, on exercise, common stock of the ultimate parent of the acquiring person having a value equal to two times the exercise price of the right. However, after any of the above events, any rights that are owned by the acquiring person will be null and void.

The number of outstanding rights and the number of units issuable on exercise of each right are subject to adjustment if there is a subdivision of the common shares, a bonus issue of common shares or some other adjustment to the common shares which occurs prior to the distribution date. Also, the purchase price payable and the number of Series A Preference Shares or other securities issuable upon exercise of the rights are subject to adjustment to prevent dilution.

Each unit purchased through the exercise of a right will be non-redeemable and will be subordinate to any other preference shares that Bunge may issue. Each unit will be entitled to a minimum preferential quarterly dividend payment, or, if greater, the dividend per share declared in respect of a common share. In the event of liquidation, each unit will be entitled to a minimum preferential liquidation payment, or, if greater, the per share amount paid in respect of a common share. Each unit will have, subject to adjustment, one vote and will generally vote together with the common shares as a single class. Finally, in the event of any merger, amalgamation, consolidation or other transaction in which common shares are exchanged, each unit will be entitled to receive the amount paid in respect of a common share. These rights are protected by antidilution provisions. Until a right is exercised, the holder will have no rights as a shareholder, including, without limitation, the right to vote or receive dividends.

Unless earlier redeemed or exchanged by us as described below or unless the extension of the term of the rights plan is approved, the rights will expire on August 1, 2004 (which we refer to as the expiration date).

At any time prior to the earlier of (a) the distribution date or (b) the expiration date, and under some other circumstances, our Board may redeem all of the rights for nominal consideration payable, at the option of our Board, in cash or common shares. Our Board, at its option, may exchange each right for (a) one unit or (b) such number of units as will equal the spread between the market price of each such unit to be issued and the purchase price of such unit.

All of the provisions of the rights plan, including the exercise price, may be amended by our Board prior to the distribution date except that any reduction of the 20% threshold described above or any extension of the expiration date requires the affirmative vote of at least 66% of the shares voting on a proposal to do so. After the distribution date, the provisions of the rights plan may be amended by our Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights or, subject to some limitations, to shorten or lengthen any time period under the rights plan. However, our Board may not adopt any other rights plan or similar device or agreement without the affirmative vote of at least 66% of the shares voting on a proposal to do so.

The rights have certain anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire Bunge without our Board's approval. As a result, the rights may render more difficult or discourage any attempt to acquire Bunge, even if such acquisition may be in the interest of our shareholders. However, because our Board can redeem the rights, the rights will not interfere with a merger, amalgamation or other business combination approved by our Board.

Reasons Supporting the Approval of an Extension of the Shareholder Rights Plan

The rights plan protects against takeover proposals that do not benefit all shareholders equally.

The rights plan was first adopted in 2001 to protect shareholders against unsolicited attempts to gain control of Bunge without providing fair value to shareholders. The rights plan protects all shareholders by preventing partial or two-tier bids that fail to treat all shareholders equally, creeping acquisitions through open market purchases, hostile tender offers made at less than fair price and other acquisition tactics that our Board believes to be unfair to shareholders and that could be used to deprive shareholders of a fair price for all of their shares. Accordingly, the rights plan helps preserve and maximize Bunge's value for all shareholders.

The rights plan does not prevent potential purchasers from making offers that would be in the best interest of Bunge.

The rights plan does not prevent bidders from making proposals to takeover Bunge. Because our Board has the ability to redeem the rights issued under the rights plan, our Board is free to consider all unsolicited, non-abusive offers to acquire Bunge made at a fair price and to accept any such offer that it determines adequately reflects Bunge's value, maximizes shareholder value and is in the best interest of all shareholders.

The rights plan will allow our Board to negotiate more effectively.

The rights plan is designed to ensure that all takeover proposals are submitted to our Board and that our Board is afforded the time necessary to properly evaluate such proposal. Accordingly, the rights plan increases the power of our Board by requiring bidders to negotiate directly with our Board on behalf of the shareholders. This serves to strengthen Bunge's bargaining position relative to any particular bidder and, therefore, enables our Board, as elected representatives of the shareholders, to better protect and further the interests of shareholders in the event of an acquisition proposal. Our Board gains the opportunity and additional time to determine if an offer reflects Bunge's full value and is fair to all shareholders and, if not, to reject the offer or to seek an alternative that meets these criteria.

Rights plans are common among S&P 500 companies.

Bunge is not alone in having adopted a rights plan to protect its shareholders' investment. As of the end of 2001, approximately 60 percent of S&P 500 companies had rights plans in place. In 2001 alone, 217 new rights plans were adopted and 48 expiring rights plans were renewed. According to the Investor Responsibility Research Center (IRRC), since rights plans were first adopted in the mid-1980s, the investor and academic communities have increasingly agreed that rights plans provide important protection to companies trying to shield themselves from abusive takeovers.

Rights plans have been shown to be economically beneficial to shareholders.

Recent studies serve to validate the economic benefits of rights plans to shareholders. A 1997 study by Georgeson & Company Inc., a nationally recognized proxy solicitor and investor relations firm, found, in general, between 1992 and 1996, companies with rights plans received significantly higher takeover premiums (the difference between the market price of a share and the price paid by the acquirer) in both hostile and friendly transactions. In 319 takeover transactions between 1992 and 1996, premiums paid to target companies with rights plans were on average eight percentage points higher than premiums paid to target companies without rights plans, which represented a difference of approximately $13 billion in shareholder value. The Georgeson study concluded that "our findings support the notion that poison pills are a mechanism that contributes to the goal of maximizing shareholder value." The study also concluded that companies with rights plans were not immune from takeover bids but in fact had a slightly higher takeover rate than companies without rights plans; therefore, having a rights plan did not make a company less likely to become a target.

Another study, by Professor G. William Schwert from the University of Rochester, published in December 2000, suggests that rights plans act to increase the bargaining position of target companies without reducing the likelihood of a bid being made to the target company.

In addition, a study by J.P. Morgan Securities in 1997 found that companies with a rights plan received a 10% greater premium in takeover situations than companies without a rights plan.

Because our Board believes that the rights plan was adopted, and continues to be, in the best interests of Bunge and its shareholders, it does not believe that the rights plan should be allowed to expire and recommends that shareholders vote to extend the rights plan.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board recommends that you vote FOR the extension of the term of our rights plan to August 1, 2007 and the amendment of the rights plan so that any future extensions of its term can be submitted to a shareholder vote at any annual general meeting or special general meeting convened prior to its scheduled expiration.

EQUITY INCENTIVE PLANS

Employee Equity Incentive Plan

Please see the description relating to our employee equity incentive plan, as proposed to be amended, under which we grant stock options, restricted shares and other awards to our key employees, consultants and independent contractors.

Non-Employee Directors' Equity Incentive Plan

To align all of our directors' interests with those of our shareholders and to appropriately incentivize our directors, we have a non-employee directors' equity incentive plan. Under this plan, we periodically award stock options to members of the Board who are not our employees as part of their director's compensation. Each non-employee director receives an award of stock options under the plan at the time he or she initially becomes a member of the Board. We grant only nonqualified stock options under our non-employee directors' equity incentive plan and the exercise price per share is equal to the fair market value of a share, determined in accordance with the plan, at the time of grant. Our non-employee directors' equity incentive plan provides that up to an aggregate of 0.5% of our issued and outstanding common shares may be issued pursuant to awards under the plan. As of December 31, 2002, we had outstanding stock options representing the right to acquire an aggregate of 243,000 shares under the plan.

AUDIT COMMITTEE REPORT

Bunge's audit committee is composed of five directors. The audit committee operates under a written charter adopted by the Board of Directors, which was amended in March 2003 to reflect proposed New York Stock Exchange rules for audit committees and other legal requirements. A copy of the charter is available on Bunge's website.

The audit committee's primary role is to assist the Board in fulfilling its responsibility for oversight of (1) the quality and integrity of Bunge's financial statements and related disclosure, (2) Bunge's compliance with legal and regulatory requirements, (3) Bunge's independent auditors' qualifications, independence and performance and (4) the performance of Bunge's internal audit and control functions.

Bunge management is responsible for the preparation of its financial statements, its financial reporting process and its system of internal controls. Bunge's independent auditors are responsible for performing an audit of the financial statements in accordance with auditing standards generally accepted in the United States, and issuing an opinion on the conformity of those audited financial statements to U.S. generally accepted accounting principles. The audit committee monitors and oversees these processes.

The audit committee has already taken steps to implement procedures designed to increase its oversight of Bunge's independent auditor, including pre-approval of all audit and non-audit services and ensuring that the independent auditor discusses with the audit committee important issues such as internal controls, critical accounting policies, any instances of fraud and the consistency and appropriateness of Bunge's accounting policies and practices.

The audit committee has reviewed and discussed with management and Deloitte & Touche LLP, Bunge's independent auditors, the audited financial statements as of and for the year ended December 31, 2002. The audit committee has also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, the audit committee has received from the independent auditors their written report required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from Bunge and its management. The audit committee also considered whether the non-audit services provided by Deloitte & Touche to Bunge during 2002 was compatible with their independence as auditors.

Based on these reviews and discussions, the audit committee has recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements in Bunge's Annual Report on Form 20-F for the year ended December 31, 2002.

Members of the Audit Committee

Bernard de La Tour d'Auvergne Lauraguais, Chairman
Ernest G. Bachrach
Enrique Boilini
Francis Coppinger
Carlos Braun Saint

COMPENSATION COMMITTEE REPORT

Bunge's compensation committee is composed of four directors. The compensation committee is responsible for advising on and administering Bunge's compensation policies and has overall responsibility for evaluating and making recommendations to the Board regarding the compensation of directors, executive officers and key employees, compensation under Bunge's equity incentive plans and other compensation policies and programs. The compensation committee operates under a written charter adopted by the Board of Directors, which was amended in March 2003 to reflect proposed New York Stock Exchange rules for compensation committees. A copy of the charter is available on Bunge's website.

Compensation Philosophy

The compensation committee believes that executive compensation programs should be designed to attract, retain and motivate directors, executive officers and key employees, while enhancing and increasing shareholder value. Bunge accomplishes this through various incentive compensation plans that link executive compensation to Bunge's overall company performance, thereby aligning the executives' interests with the interests of Bunge's shareholders.

Bunge's compensation program for its executive officers and key employees consists of three major components: (1) annual salary; (2) performance-based incentives; and (3) long-term equity-based incentives. Long-term equity-based compensation for executive officers and key employees is in the form of stock options or restricted stock awards that are granted under Bunge's employee equity incentive plan.

Bunge's non-employee directors receive an annual fee for serving on the Board of Directors and an annual fee for each committee on which they serve. In addition, non-employee directors are compensated with stock options that are granted under Bunge's non-employee directors' equity incentive plan.

Annual Salary

The compensation committee makes annual determinations with respect to executives' salaries. In making these decisions, the compensation committee reviews each executive's performance, the market compensation levels for comparable positions, Bunge's performance goals and objectives and other relevant information. In addition, the compensation committee determines what portion of an executive's compensation should be in the form of salary, performance-related bonus and equity-based compensation.

Performance-Based Incentives

The compensation committee believes that a portion of the compensation for each executive should be in the form of annual performance-based incentives. Short-term incentives, such as Bunge has instituted, tie executive compensation to company and individual performance in specified areas. The compensation committee establishes company-wide performance goals and targets at the beginning of each fiscal year. An executive's annual cash bonus is determined in part on his or her furtherance and achievement of the company's objectives.

Long-Term Incentives

The goal of Bunge's equity incentive plans is to create an ownership interest in the company to align the interests of executives with shareholders. Bunge adopted its employee equity incentive plan in April 2001. Under the plan, the compensation committee may award equity-based compensation to officers, employees, independent contractors or consultants, who make or are anticipated to make significant contributions to the company. Awards under the plan may be in the form of either qualified or nonqualified stock options, restricted shares or other awards that are based on the value of Bunge's common shares. When vested, stock options granted under the plan are exercisable for Bunge common shares. The specific terms of each award made under the plan are described in an individual award agreement.

The exercise price per share will generally be the fair market value of a share, determined in accordance with the plan, on the date the stock option is granted. A restricted stock award is an award of shares that are subject to restrictions, such as vesting restrictions, similar to those imposed on stock options, or performance-based restrictions. Until the restrictions lapse, the officer or employee holding an award of restricted stock risks forfeiture of the award, and he or she cannot transfer or sell the shares subject to a restricted stock award until the restrictions lapse.

Members of the Compensation Committee

Michael H. Bulkin, Chairman
Ernest G. Bachrach
Francis Coppinger
Paul H. Hatfield

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares for each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common shares. The voting rights attached to common shares held by our major shareholders do not differ from those that attach to common shares held by any other holder.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent(1)
Wellington Management Company, LLP(2)	7,686,510	7.72%
Franklin Resources, Inc.(3)	7,493,761	7.52%
Charles B. Johnson(3)	7,493,761	7.52%
Rupert H. Johnson, Jr.(3)	7,493,761	7.52%

(1)	Based on an estimated 99,609,117 shares outstanding as of April 4, 2003.

(2)	Based on information filed by Wellington Management Company, LLP with the SEC on Schedule 13G on February 12, 2003. Based on the Schedule 13G, Wellington Management Company, LLP, in its capacity as investment advisor, may be deemed to beneficially own 7,686,510 common shares that are held of record by its clients.

(3)	Based on information filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisers, Inc. with the SEC on Schedule 13G on February 12, 2003. Based on the Schedule 13G, Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed to share beneficial ownership of the 7,493,761 shares with Franklin Resources, Inc. by virtue of each owning in excess of 10% of the outstanding common stock of Franklin Resources, Inc. Franklin Resources, Inc. is a parent holding company and our common shares are held by certain of its investment advisory subsidiaries. These investment advisory subsidiaries have the following holdings: Franklin Advisers, Inc. has the sole power to direct the vote of and dispose of 5,015,794 of such shares; Franklin Advisory Services, LLC has the sole power to direct the vote of and dispose of 1,974,500 of such shares; Franklin Private Client Group, Inc. has the sole power to dispose of 482,167 of such shares; and Fiduciary Trust Company International has the sole power to direct the vote of and dispose of 21,300 of such shares. Based on the Schedule 13G, each of Franklin Resources, Inc., its investment advisory subsidiaries, Mr. Charles Johnson and Mr. Rupert Johnson disclaim any economic interest or beneficial ownership of our common shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans to Directors and Executive Officers

Under Bermuda law, we cannot lend money to our directors without the approval of shareholders representing 90% of our common shares. We have no outstanding loans to any director. In addition, we are in compliance with the provisions of the Sarbanes-Oxley Act prohibiting certain loans to directors and executive officers.

Financing Transactions and Capital Contributions

We guarantee all of the intercompany loans that are held as assets of our master trust facility. We have also provided guarantees for the payment of long-term loans by our Argentine joint ventures. As of December 31, 2002, these guarantees totaled approximately $22 million.

In 2000, Mutual Investment contributed $126 million of capital to us in the form of a long-term secured note. The amount payable by Mutual Investment under the note was $55 million as of December 31, 2002 and $76 million as of December 31, 2001. The note bears interest at a rate equal to our cost of funds during each respective interest period. In March 2003, we agreed to extend the term of the loan agreement by one year. The extension was approved by members of our Board who are not directors of Mutual Investment.

Corporate and Administrative Services

Prior to our initial public offering, Mutual Investment allocated some general corporate overhead costs to us. The corporate overhead costs allocated to us were $22 million in 2000. We believe that the allocation of these costs to us were not materially different from the actual expenses we would have incurred as a stand-alone entity.

We have entered into an administrative services agreement with Mutual Investment under which we provide corporate and administrative services to Mutual Investment, including financial, legal, tax, accounting, human resources administration, insurance, employee benefits plans administration, corporate communication and management information system services. The agreement has a quarterly term that is automatically renewable unless terminated by either party. Mutual Investment will pay us for the services rendered on a quarterly basis based on our direct and indirect costs of providing the services. In 2002, Mutual Investment paid us $1 million under this agreement.

Product Sales

We sell soybean meal and fertilizer products at market prices to Seara Alimentos S.A., a subsidiary of Mutual Investment engaged in meat and poultry production. The amounts of these sales were $4 million in 2002, $12 million in 2001 and $20 million in 2000.

Alliance with DuPont

In connection with Solae, our joint venture with DuPont, we will receive approximately $256 million in cash in exchange for our contribution of our Brazilian ingredients operations.

Employment Contracts, Termination of Employment and Change in Control Agreements

We have no contracts with our non-employee directors, and they are not entitled to any compensation or other benefits upon termination of their positions as directors or upon a change in control of Bunge.

PRICE RANGE OF COMMON SHARES

Our common shares have been quoted on the New York Stock Exchange under the symbol "BG" since our initial public offering in August 2001. Prior to that time, there was no public market for our common shares. The following table sets forth, for the periods indicated, the high and low closing prices of our common shares, as reported on the New York Stock Exchange.

2001	High	Low
Third quarter (from August 2, 2001)	$18.25	$15.85
Fourth quarter	$24.15	$15.95

2002
First quarter	$24.00	$18.60
Second quarter	$23.88	$19.65
Third quarter	$24.20	$17.79
Fourth quarter	$26.00	$21.77

2003
First quarter	$27.30	$23.90
Second quarter (to April 11, 2003)	$27.30	$24.73

On April 11, 2003, the last reported sale price of our common shares on the New York Stock Exchange was $27.10.

COMPARATIVE PERFORMANCE OF OUR COMMON SHARES

The performance graph shown below compares the weekly change in cumulative value of our common shares with the Standard & Poor's (S&P) 500 Stock Index and the S&P Food Group Index from August 2001, when we completed our initial public offering, through the week ended April 4, 2003. The graph sets the beginning value of our common shares and the Indices at $100. All Index values are weighted by the capitalization of the companies included in the Index.

SHAREHOLDER PROPOSALS

Shareholders may submit proposals on matters appropriate for shareholder action at the Annual Meeting in accordance with Sections 79 and 80 of the Companies Act 1981 of Bermuda. To properly submit a proposal, either at least 100 shareholders or a group of shareholders who represent at least 5% of the voting rights of our voting securities must notify us in writing of their intent to submit a proposal.

In accordance with Bermuda law, any such shareholder proposal to be voted on at the Annual Meeting and at future annual general meetings must be received by us no later than six weeks prior to the annual general meeting date in order to be circulated to shareholders by us. Please deliver any such proposal to Bunge Limited, Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Attention: Secretary.

Under our bye-laws, shareholders who wish to nominate persons for election as directors must give notice to us of the intention to propose that person and his or her willingness to serve as a director. Notice must be received not later than 90 days before the anniversary date of the immediately preceding annual general meeting of shareholders or ten days after the notice of the meeting at which directors are to be elected is given, whichever is earlier. Shareholders' notices must contain the specific information set forth in the bye-laws. Please deliver any such notice to Bunge Limited at the address set forth above.

DIRECTIONS TO ANNUAL MEETING

The Annual Meeting will be held at 10:00 a.m., New York City time, on Friday, May 30, 2003 at the Sofitel Hotel in New York City. The Sofitel Hotel is located at 45 West 44th Street between Fifth and Sixth Avenues in Manhattan. The telephone number is (212) 354-8844 and the fax number is (212) 782-3002.

OTHER MATTERS

Neither the Board of Directors nor management intends to bring any matter for action at the Annual Meeting other than those matters described above. If any other matter or any proposal should be presented and should properly come before the meeting for action, the persons named in the accompanying proxy will vote upon such proposal at their discretion and in accordance with their best judgment.

By order of the Board of Directors.

James Macdonald
Secretary

Hamilton, Bermuda
April 21, 2003

BUNGE LIMITED
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 30, 2003

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF BUNGE LIMITED

The undersigned holder(s) of common shares of Bunge Limited hereby appoints Alberto Weisser or, failing him, William M. Wells or, failing him, Jorge Frias, or, instead of such persons (if you wish to select a proxy other than the designated proxies, please draw a line through the designated proxies' names) the person indicated on the reverse side hereof, as my/our proxy to vote on my/our behalf at the annual general meeting of Bunge Limited to be held on the 30th day of May 2003, and at any adjournment or postponement thereof. I/We revoke all previous proxies and acknowledge receipt of the notice of the annual general meeting of shareholders and the proxy statement. The common shares represented by this proxy are held as of April 4, 2003, and shall be voted in the manner set forth on the reverse side hereof.

Please complete, sign and date the reverse side of this proxy and return it in the postage pre-paid (if mailed in the United States) envelope we have provided or return it to Bunge Limited c/o Mellon Investor Services LLC, Proxy Tabulation Department, 600 Willow Tree Road, Leonia, New Jersey 07605, **BY NO LATER THAN 11:00 P.M. (NEW YORK CITY TIME) ON MAY 29, 2003.**

We encourage you to specify how you would like to vote by marking the appropriate boxes. If you wish to vote in accordance with the Board of Directors recommendations, you do not need to mark any boxes; simply return the signed proxy card. The Board of Directors recommends a vote FOR Proposals (1) – (6). Therefore, unless otherwise specified, the vote represented by your proxy will be cast FOR Proposals (1) – (6).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS YOU DIRECT, UNLESS YOU PROPERLY REVOKE IT.

(Continued and to be signed on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

Please Mark Here for Address Change or Comments SEE REVERSE SIDE ☐

The Board of Directors recommends a vote FOR proposals 1, 2, 3, 4, 5 and 6.

	FOR	AGAINST	ABSTAIN
1. To elect Francis Coppinger as a member of the Board of Directors to serve until the 2006 Annual General Meeting.	☐	☐	☐
2. To elect Carlos Braun Saint as a member of the Board of Directors to serve until the 2006 Annual General Meeting.	☐	☐	☐
3. To elect Alberto Weisser as a member of the Board of Directors to serve until the 2006 Annual General Meeting.	☐	☐	☐
4. To appoint Deloitte & Touche LLP as Bunge's independent auditor for the fiscal year ending December 31, 2003 and to authorize Bunge's Board of Directors, acting through its audit committee, to determine the independent auditors' fees.	☐	☐	☐
5. To approve the terms of Bunge's Amended and Restated Equity Incentive Plan.	☐	☐	☐
6. To approve the extension of the term of Bunge's shareholder rights plan to August 1, 2007 and to amend the rights plan so that any future extensions of its term can be submitted to a shareholder vote at any annual general meeting or special general meeting convened prior to its scheduled expiration.	☐	☐	☐

7. For any other matters properly coming before the Annual General Meeting, this proxy will be voted at the discretion of the proxy holder.

I/We designate ______________________________ (please print name) as my/our proxy in the place of the proxies designated on the reverse hereof.

Dated: ______________________________, 2003

____

____

Signature of Shareholder(s) — please sign YOUR name exactly as imprinted (do not print). THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. NOTE: If acting as officer, attorney, executor, trustee, or in representative capacity, sign name and title. If shares are held jointly, EACH holder should sign.

PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY.

▲ FOLD AND DETACH HERE ▲

Appoint your Proxy by Internet or Telephone or Mail

24 Hours a Day, 7 Days a Week

Internet and telephone proxy appointment is available through 11PM New York City Time on May 29, 2003.

Your Internet or telephone proxy appointment authorizes the designated proxies to vote your shares in the same manner as if you returned your proxy card by mail.

To select a proxy other than the designated proxies, you must use the Internet or return your proxy card by mail. On the Internet, check the comment box and type in your selection. On the proxy card, cross off the designated proxy and write in your selection in the space under number 7 above.

Internet		Telephone		Mail
http://www.eproxy.com/bg Use the Internet to appoint your proxy. Have your proxy card in hand when you access the website. You will be prompted to enter your control number, located in the box below, and to create and submit an electronic ballot.	OR	1-800-435-6710 Use any touch-tone telephone to appoint your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	OR	Mark, sign and date your proxy card and return it in the enclosed self-addressed postage-paid envelope.

If you appoint your proxy by Internet or by telephone, you do NOT need to mail back your proxy card.